================================================================================

                                     FORM 15

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549

   Certification and Notice of Termination of Registration under Section 12(g) Of the Securities and Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                  Commission File Number 1-8147

                               MEDIQ Incorporated
                               ------------------
             (Exact name of registrant as specified in its charter)

                                 One MEDIQ Plaza
                              Pennsauken, NJ 08110
                                  (609)662-3200
                                  -------------
          (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                    Common Stock, par value $1.00 per share;
               Series A Preferred Stock, par value $.50 per share
               --------------------------------------------------
            (Title of each class of securities covered by this Form)

              7.50% Exchangeable Subordinated Debentures due 2003;
       Series A 13% Cumulative Compounding Preferred Stock, par value $.01
       -------------------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)             |X|          Rule 12h-3(b)(1)(ii)            |_|
Rule 12g-4(a)(1)(ii)            |_|          Rule 12h-3(b)(2)(i)             |_|
Rule 12g-4(a)(2)(i)             |_|          Rule 12h-3(b)(2)(ii)            |_|
Rule 12g-4(a)(2)(ii)            |_|          Rule 15d-6                      |_|
Rule 12h-3(b)(1)(i)             |X|



     Approximate number of holders of record as of the certification or notice date: Common Stock, par value $1.00 per share, and Series A Preferred Stock, par value $.50 per share: None. 7.50% Exchangeable Subordinated Debentures due 2003 :6. Series A 13% Cumulative Compounding Preferred Stock, par value $.01: 1,431.

         Pursuant to the requirements of the Securities Exchange Act of 1934, MEDIQ Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  May  29, 1998                 By:  /s/ Thomas E. Carroll
                                         ----------------------
                                         Thomas E. Carroll
                                         President and Chief Executive Officer

================================================================================